PUBLIC

AUG 12 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC
105

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KH 9/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 North Main Street Suite 270
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino McKenna LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11021677

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 9/9

OATH OR AFFIRMATION

I, R. Kear Coit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Armanino McKenna, as of June 30, 2011, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R Kear Coit

Signature

President

Title

Notary Public

SEE ATTACHED FOR PROPER CALIFORNIA NOTARY ACKNOWLEDGEMENT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (notary to cross out lines below)

☐ See Statement Below (To be completed only by document signer (s), not the notary)

Signature of Signer # 1

Signature of Signer # 2 (If any)

State of California

County of Contra Costa

SANDRA R. JONES
COMM. # 1859568
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. JUL. 31, 2013

NOTARY SEAL

Subscribed and sworn to (or affirmed) before me On this 18 day of August, 2011, by R Ken Coit

proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.

Signature of Notary Public

---OPTIONAL---

THOUGH THE INFORMATION BELOW IS NOT REQUIRED BY LAW, IT MAY PROVE TO BE IMPORTANT TO PERSONS RELYING ON THE DOCUMENT AND COULD PREVENT FRAUDULENT REMOVAL AND REATTACHMENT OF THIS FORM TO ANOTHER DOCUMENT

Title or Type of Document: Annual Audited Report

Document Date: June 30, 2011 Number of Pages 17

Signer (s) Other Than Named Above:

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

TABLE OF CONTENTS

ARMANINO MCKENNA LLP
Certified Public Accountants & Consultants

12667 Alcosta Blvd., Suite 500
San Ramon, CA 94583-4427
ph: 925.790.2600
fx: 925.790.2601
www.amllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statement of financial condition of Sequoia Equities Securities Corporation as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sequoia Equities Securities Corporation at June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Armanino McKenna LLP
ARMANINO McKENNA LLP

August 5, 2011

SEQUOIA EQUITIES SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2011

ASSETS

Cash	$ 19,888
Concessions receivable	11,105
Total assets	$ 30,993

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 11,105
Total liabilities	11,105
Stockholder's equity	
Common stock, no par value; 10,000 shares authorized; 3,000 shares issued and outstanding	251,887
Accumulated deficit	(231,999)
Total stockholder's equity	19,888
Total liabilities and stockholder's equity	$ 30,993

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California and is a member of the Financial Industry Regulatory Authority (FINRA). The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockholder or other affiliates. The Company does not hold customer funds or invest in securities.

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses (see Note 4). The financial results of the Company would be significantly different absent this relationship with the affiliated company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such balances may be in excess of federally insured limits.

Revenue recognition

Concession revenue is generated from the brokerage of debt and equity investments, primarily real estate limited partnership units. Concession revenue is recognized as earned when funding has been completed according to terms of the offering agreements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The Company had no assets or liabilities at June 30, 2011 that required a fair value measurement.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes are provided for differences between financial statement balances and the related tax bases of assets and liabilities, at currently enacted tax rates. The Company has evaluated its current tax positions and has concluded that as of June 30, 2011, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Company has evaluated subsequent events through August 5, 2011, the date the financial statement was available to be issued.

3. Income Taxes

At June 30, 2011, there are federal net operating loss carry forwards of approximately $170,000 and state net operating loss carry forwards of approximately $100,000. The net operating losses expire in the years ending June 30, 2011 through June 30, 2030 for federal and June 30, 2011 through June 30, 2020 for state.

3. Income Taxes (continued)

Since the realization of the loss carry forwards does not meet the more-likely-than-not criteria required, a valuation allowance has been provided to eliminate the net deferred tax asset at June 30, 2011.

4. Affiliate Expense Agreement

The Company receives support from an affiliated company for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses. The Company is being charged by an affiliated company a flat fee of $100 per month for its share of office operating expenses. There were no amounts owed under this agreement at June 30, 2011.